UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)*

Cerecor Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

15671L109
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

________________

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	15671L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

42,920,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

42,920,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,920,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	15671L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

412,442

8.	SHARED VOTING POWER

42,920,000

9.	SOLE DISPOSITIVE POWER

412,442

10.	SHARED DISPOSITIVE POWER

42,920,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,332,442

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.4%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	15671L109

Item 1.	Security and Issuer.

The name of the issuer is Cerecor Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 540 Gaither Road, Suite 400, Rockville, Maryland 20850. This Amendment No. 18 to Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (collectively, the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); and (ii) Steven Boyd, a United States citizen (“Mr. Boyd”, and together with Armistice Capital, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment management services to private investment vehicles, including Armistice Capital Master Fund Ltd. (the “Master Fund”). The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 42,920,000 Shares beneficially owned by Armistice Capital came from the working capital of the Master Fund, which is the direct holder of such Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 43,332,442 Shares beneficially owned by Mr. Boyd came from the working capital of the Master Fund (including amounts attributable to in-kind distributions of Shares previously made by the Master Fund), which is the direct holder of such Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Shares.

Mr. Boyd currently serves as a member of the Issuer’s board of directors (the “Board”).

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Armistice Capital may be deemed to be the beneficial owner of 42,920,000 Shares, constituting 44.0% of the Shares, based upon 97,508,839 Shares outstanding as of the date hereof, as adjusted for warrants and convertible preferred stock of the Issuer beneficially owned by Armistice Capital. Armistice Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 42,920,000 Shares. Armistice Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 42,920,000 Shares.

As of the date hereof, Mr. Boyd may be deemed to be the beneficial owner of 43,332,442 Shares, constituting 44.4% of the Shares, based upon 97,508,839 Shares outstanding as of the date hereof, as adjusted for warrants and convertible preferred stock of the Issuer beneficially owned by Mr. Boyd. Mr. Boyd has the sole power to vote or direct the vote of 412,442 Shares and the shared power to vote or direct the vote of 42,920,000 Shares. Mr. Boyd has the sole power to dispose or direct the disposition of 412,442 Shares and the shared power to dispose or direct the disposition of 42,920,000 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. All of the reported transactions set forth on Exhibit B were entered into by the Master Fund.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in: (i) this Item 6; (ii) Item 4 above; and/or (iii) a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 18 to Schedule 13D, dated January 12, 2021, relating to the Common Stock, $0.001 par value, of Cerecor Inc. shall be filed on behalf of the undersigned.

January 12, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale/Conversion	Quantity	Price
11/23/20	Purchase*	2,584	$2.27
11/23/20	Purchase*	2,013	$2.29
11/23/20	Purchase*	12,489	$2.30
11/23/20	Purchase*	6,250	$2.32
11/23/20	Purchase*	7,298	$2.34
11/23/20	Purchase*	2,314	$2.34
11/23/20	Purchase*	4,319	$2.35
11/24/20	Purchase*	6,253	$2.40
11/24/20	Purchase*	5,200	$2.38
11/24/20	Purchase*	100	$2.36
11/24/20	Purchase*	2,465	$2.40
11/24/20	Purchase*	1,096	$2.38
11/24/20	Purchase*	3,558	$2.39
11/24/20	Purchase*	11,061	$2.41
11/24/20	Purchase*	3,123	$2.42
11/24/20	Purchase*	877	$2.42
11/24/20	Purchase*	9,000	$2.40
11/24/20	Purchase*	5,000	$2.39
11/25/20	Purchase*	1,670	$2.37
11/25/20	Purchase*	1,407	$2.35
11/25/20	Purchase*	5,000	$2.37
11/25/20	Purchase*	1,358	$2.38
11/25/20	Purchase*	2,064	$2.40
11/25/20	Purchase*	3,501	$2.44
12/07/20	Purchase*	4,575	$2.42
12/07/20	Purchase*	5,704	$2.44
12/07/20	Purchase*	9,525	$2.46
12/07/20	Purchase*	196	$2.48
01/08/21	Purchase**	2,500,00	$2.60

*	Shares acquired in an open-market transaction.

**	Shares acquired in a securities offering by the Issuer.